UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

2026 Annual General Meeting

On April 21, 2026, Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) announced its 2026 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155, 333-285963 and 333-294462) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of 2026 Annual General Meeting
99.2	Registered Shareholders Proxy Card
99.3	Notice and Access Proxy Card

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: April 21, 2026